CIBT EDUCATION GROUP INC.

MANAGEMENTS DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED NOVEMBER 30, 2010

CIBT EDUCATION GROUP INC.
MANAGEMENTS DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2010

The following Managements Discussion & Analysis (MD&A) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the quarter ended November 30, 2010.  These documents, along with additional information about the Company, including the Annual Information Form, are available at www.sedar.com.

This MD&A contains certain forward-looking statements, which relate to future events or the Companys future performance that include terms such as will, intend, anticipate, could, should, may, might, expect, estimate, forecast, plan, potential, project, assume, contemplate, believe, shall and similar terms.  These statements involve known and unknown risks, uncertainties and other factors that are beyond the Companys control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.  These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

The Companys operating results for the three months ended November 30, 2010 (Current Quarter) is compared to the operating results for the three months ended November 30, 2009 (Prior Quarter).

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted net (loss) income, both of which are non-GAAP financial metrics, are used in this Managements Discussion & Analysis.  These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian or US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers.  Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions.  Management uses adjusted net (loss) income metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash revenues and expenses as well as certain non-recurring items.  Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Companys financial performance.  These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian or US GAAP.

Date of Report January 14, 2011

CIBT EDUCATION GROUP INC.
MANAGEMENTS DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2010

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada.  The Companys business activities presently include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (CIBT), Sprott-Shaw Degree College Corp. (SSDC), King George International College (KGIC), and IRIX Design Group Inc. (IRIX).  The Companys education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.    The Company operates its media communications business through IRIX which is based in Canada.

OVERALL PERFORMANCE

For the three months ended November 30, 2010, revenues totaled $13,353,701 compared to $11,685,860 for the three months ended November 30, 2009, an increase of 14% primarily due to the addition of KGIC which produced $4,405,887 of revenues in the quarter ended November 30, 2010.

CIBTs revenues net of direct costs averaged a 52% margin during the three months ended November 30, 2010 compared to a 55% margin during the three month period ended November 30, 2009.  SSDCs revenues net of direct costs averaged a 65% margin during the quarter ended November 30, 2010 compared to a 70% margin during the quarter ended November 30, 2009.  IRIXs revenues net of direct costs averaged a 51% margin during the three months ended November 30, 2010 compared to a 64% margin during the same period ended November 30, 2009.  KGICs revenues net of direct costs averaged a 61% margin during the three months ended November 30, 2010.   Overall revenues net of direct costs averaged a 62% margin during the quarter ended November 30, 2010 compared to a 67% margin during the quarter ended November 30, 2009.

General and administrative expenses for the quarter ended November 30, 2010 was $8,488,708 (which represented 64% of the total revenues) compared to $6,650,077 (which represented 57% of the total revenues) for the quarter ended November 30, 2009, an increase of 28% primarily due to the addition of KGICs administrative expenses.  Refer to the General and Administrative Expenses discussion below for an analysis of various expense items.

The Company generated a net loss of $401,195 for the quarter ended November 30, 2010 and an adjusted net income of $2,344 (compared to a net income of $190,126 and an adjusted net income of $696,880 for the three months ended November 30, 2009) if certain non-cash items are excluded as follows:

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Net (loss) income	$(401,195)	$190,126

Add: amortization of tangible and intangible assets	395,208	322,696
Add: stock-based compensation	1,674	102,106
Add / Deduct: foreign exchange gain and loss	6,657	81,952

Adjusted net income	$2,344	$696,880

The decrease of adjusted net income was mainly due to the following reasons: the recovery of the economy in Canada created more jobs for Canadians, therefore less unemployed people retrained for new careers using programs at SSDC, decreasing student starts for the quarter; CIBTs MBA program agreement expired; and CIBT faced increased competition in other overseas study programs.

The Companys EBITDA was a $333,537 loss for the three month period ended November 30, 2010 compared to $777,727 income for the three month period ended November 30, 2009.

The following reconciles the net (loss) income to EBITDA:

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Net (loss) income	$(401,195)	$190,126

Add: interest on long-term debt	40,657	13,886
Add: income tax (recovery) provision	(368,207)	251,019
Add: depreciation and amortization	395,208	322,696

EBITDA	$(333,537)	$777,727

Cash decreased by $316,985 during the three months ended November 30, 2010, resulting in a consolidated cash balance of $11,194,850 as at November 30, 2010.  The Company had a working capital deficit of $2,472,062 as at November 30, 2010 compare to a working capital surplus of $4,483,069 as at November 30, 2009, mainly due to cash paid out to acquire KGIC in March of 2010 and the significant deferred revenues of KGIC, which is typical for ESL schools.  The Company had a capital surplus of $26,627,816 as at November 30, 2010, compare to a capital surplus of $26,200,248 as at November 30, 2009.

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended November 30, 2010 (First Quarter)	Three Months Ended August 31, 2010 (Fourth Quarter)	Three Months Ended May 31, 2010 (Third Quarter)	Three Months Ended February 28, 2010 (Second Quarter)

Total revenues	$13,353,701	$20,130,656	$13,281,944	$10,856,392

Net income (loss)	$(401,195)	$(653,320)	$(799,626)	$1,845,190

Income (loss) per share	$(0.01)	$0.01	$(0.01)	$0.03

Selected Financial Information	Three Months Ended November 30, 2009 (First Quarter)	Three Months Ended August 31, 2009 (Fourth Quarter)	Three Months Ended May 31, 2009 (Third Quarter)	Three Months Ended February 28, 2009 (Second Quarter)

Total revenues	$11,685,860	$12,789,067	$11,374,623	$9,866,359

Net income (loss)	$190,126	$(186,270)	$129,420	$(76,812)

Income (loss) per share	$0.00	$(0.00)	$0.00	$(0.00)

RESULTS OF OPERATIONS

The following table compares selected financial information for the three months ended November 30, 2010 to the three months ended November 30, 2009.

Selected Financial Information	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Total revenues	$13,353,701	$11,685,860

Educational revenues CIBT	$1,316,890	$2,313,891
Educational revenues net of direct costs CIBT	$685,020	$1,274,908

Educational revenues SSDC	$7,231,115	$9,077,746
Educational revenues net of direct costs SSDC	$4,665,094	$6,382,540

Educational revenues - KGIC	4,405,887	NA
Educational revenues net of direct costs - KGIC	2,697,609	NA

Design and advertising revenues IRIX	$399,809	$294,223
Design and advertising revenues net of direct costs IRIX	$204,792	$187,990

General and administrative expenses	$8,488,708	$6,650,077

Amortization	$395,208	$322,696

Stock-based compensation	$1,674	$102,106

Foreign exchange loss	$(6,657)	$(81,952)

Income tax (recovery) provision net	$(368,207)	$251,019

Non-controlling interests	$110,612	$227,834

Net (loss) income	$(401,195)	$190,126

(Loss) earnings per share	$(0.01)	$0.00

Total assets	$57,724,024	$54,576,239

Long-term liabilities	$259,534	$2,285,783

CIBT

Revenues for CIBT during the three months ended November 30, 2010 were $1,316,890 compared to $2,313,891for the three months ended November 30, 2009, a decrease of 43%.  Revenues net of direct costs averaged a 52% margin during the three months ended November 30, 2010 compared to a 55% margin during the three month period ended November 30, 2009.  The CIBT student population was 2,096 as at November 30, 2010 compared to 2,768 as at November 30, 2009, a decrease of 24%.  Revenue per student averaged $628 for the three months ended November 30, 2010 compared to an average of $836 per student for the three months ended November 30, 2009, a decrease of 25%.  The decreased revenues, student population, and revenues per student are mainly due to the expiration of the MBA offerings agreement and increased competition for other overseas study programs.  CIBT is now focusing on feeding students to the higher margin Sprott-Shaw campuses using its recruitment infrastructure in China, as well as establishing its distance learning platform using video conferencing and on-line delivery.  CIBT plans to offer KGICs English as Second Language (ESL) program and English teacher certification programs (TSEOL) starting in Q2 2011.  Certain development costs for these new initiatives were expensed out in the past two quarters with long term financial return expected in future quarters.

CIBT generated a net loss of $207,581 for the three month period ended November 30, 2010 compared to a net loss of $94,351 for the three month period ended November 30, 2009.  This was primarily due to the decrease in revenues generated.  CIBTs EBITDA was a $103,110 loss for the three month period ended November 30, 2010 compared to a $59,879 income for the three month period ended November 30, 2009.  CIBTs EBITDA for the three months ended November 30, 2009 was higher than the EBITDA loss for the three months ended November 30, 2010 due to higher revenues and a lower general and administrative expenses margin.

The following reconciles the net loss to EBITDA:

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Net loss	$(207,581)	$(94,351)

Add: income tax (recovery) provision	(1,139)	32,819
Add: depreciation and amortization	105,610	121,411

EBITDA	$(103,110)	$59,879

SSDC

Revenues for SSDC during the three months ended November 30, 2010 were $7,231,115 compared to $9,077,746 for the three months ended November 30, 2009, a decrease of 20%.  Revenues net of direct costs averaged a 65% margin during the three months ended November 30, 2010 compared to a 70% margin during the three month period ended November 30, 2009.  The SSDC student population was 2,001 as at November 30, 2010 compared to 2,235 as at November 30, 2009, a decrease of 10%.  Revenue per student averaged $3,614 for the three months ended November 30, 2010 compared to an average of $4,062 per student for the three months ended November 30, 2009, a decrease of 11%.  The rebound of the economy in Canada has resulted in a decrease in the unemployment rate over the previous year, decreasing the number of unemployed people seeking retraining for better career prospects.  As a result, the student starts in SSDCs training programs have declined from 802 in the Prior Quarter to 651 in the Current Quarter. Changes in government funding policy to re-train unemployed workers also impacted enrollment.  Sprott-Shaw has begun modifying its programs to accommodate the new policy and is expected to launch in 2011.

SSDC generated a net income of $846,486 before inter-corporate interest and management fee charges of $588,164 for the three month period ended November 30, 2010 compared to a net income of $1,455,147 before inter-corporate interest and management fee charges of $921,038 for the three month period ended November 30, 2009.  SSDCs EBITDA was $717,033 for the three month period ended November 30, 2010 compared to $1,648,140 for the three month period ended November 30, 2009.

The following reconciles the net income to EBITDA:

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Net income before inter-corporate charges	$846,486	$1,455,147

Add: interest on long-term debt	40,657	13,886
Add: income tax provision (recovery)	(367,068)	-
Add: depreciation and amortization	196,958	179,107

EBITDA	$717,033	$1,648,140

KGIC

KGIC is based in Vancouver, with eight branches in Canada and six overseas training center/branch offices. KGIC consists of two operating arms, King George International Language College and King George International Business College. The King George International Business College (KGIBC) is a registered member of the Private Career Training Institutions Agency of British Columbia.

Revenues for KGIC for the three months ended November 30, 2010 were $4,405,887. Revenues net of direct costs averaged a 61% margin. KGIC generated a net loss of $154,800 before inter-corporate charges of $130,559 for the three months ended November 30, 2010. KGICs EBITDA was an $83,683 loss for the three months ended November 30, 2010.  Contrary to enrollment trends of CIBT and SSDC, KGICs peak seasons are April to August as compared to peak seasons of September to December for CIBT and SSDC. Since the acquisition of KGIC on March 15th 2010, a number of consolidation efforts have taken place to decrease the operating cost of KGIC and improve its operational efficiency.  These reorganization measures have included staff reduction, elimination of campus locations, combination of administration and accounting functions between SSDC and KGIC, and referral of students and graduates between CIBT, SSDC and KGIC.  The benefits of these reorganization measures will appear in future quarters.

The following reconciles the net loss to EBITDA:

Three Months Ended November 30, 2010

Net loss before inter-corporate charges	$(154,800)

Add: depreciation and amortization	71,117

EBITDA	$(83,683)

IRIX

Revenues for IRIX during the three months ended November 30, 2010 were $399,809 compared to $294,223 for the three months ended November 30, 2009, an increase of 36%.  As the economy improved in 2010 businesses started increasing their advertising and marketing budgets.  Revenues net of direct costs averaged a 51% margin during the three months ended November 30, 2010 compared to a 64% margin during the three month period ended November 30, 2009.

IRIX generated a net loss of $10,485 before inter-corporate income of $7,734 for the three month period ended November 30, 2010 compared to a net loss of $11,156 before inter-corporate income of $6,423 for the three month period ended November 30, 2009.  IRIXs EBITDA was a $4,292 loss for the three month period ended November 30, 2010 compared to a $4,376 loss for the three month period ended November 30, 2009.

The following reconciles the net loss to the EBITDA:

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Net loss before inter-corporate charges	(10,485)	$(11,156)

Add: depreciation and amortization	6,191	6,780

EBITDA	(4,294)	$(4,376)

General and Administrative Expenses

The following table compares selected financial information for the three months ended November 30, 2010 to the three months ended November 30, 2009.  The selected general and administrative expenses are for the total consolidated group (Corporate, CIBT, SSDC, KGIC and IRIX).

Selected Financial Information	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Advertising and agent commission	$2,479,200	$1,684,033

Consulting and management fees	$461,224	$294,547

Professional fees	$272,653	$631,184

Salaries and benefits	$2,612,186	$2,380,733

Advertising and agent commission costs for the quarter ended November 30, 2010 amounted to $2,479,200 compared to $1,684,033 for the quarter ended November 30, 2009, an increase of $795,167 or 47%.  Of the $2,479,200 advertising and agent commission costs incurred in the Current Quarter, $1,146,340 was incurred by SSDCs operations ($1,389,304 in the Prior Quarter, a decrease of $242,964 or 17%).  KGIC incurred $1,035,647 in advertising and agent commission costs in the Current Quarter.  CIBT accounted for $296,474 in advertising costs ($294,028 in the Prior Quarter, an increase of $2,446 or 1%).  The balance $739 was attributable to Irix. SSDC uses expensive advertising media in its marketing campaigns.  SSDC utilizes television and radio which costs more than print media, but SSDCs use of television and radio is effectively implemented which allows SSDC to maintain its market share and continue to build brand awareness.  The $242,964 decreased advertising costs incurred by SSDC in the Current Quarter over the Prior Quarter related to more strict controls on the advertising expenditure.  The $795,167 increase in consolidated advertising costs for the Current Quarter over the Prior Quarter is predominantly due to the acquisition of KGICs, which adds $1,035,647 in advertising costs. KGIC recruits most of its students through a world wide agent network and pays out agent commissions.

Consulting and management fees totaled $461,224 for the three month period ended November 30, 2010 as compared to $294,547 for the three month period ended November 30, 2009, an increase of $166,677 or 57%.  The increase is due to the addition of consulting service charges from KGIC and additional consulting services from SSDC that were used in the Current Quarter to assist with government contracts and to set up the call center in the Philippines.

Professional fees totaled $272,653 for the quarter ended November 30, 2010 compared to $631,184 for the quarter ended November 30, 2009, a decrease of $358,531 or 57%.  The decrease in professional fees was a result of the elimination of non recurring expenses of the Prior Quarter such as business valuator fees and additional audit fees associated with the change in auditors, which resulted in both auditors having to provide consent for several regulatory filings in the Prior Quarter.

Personnel costs for the three months ended November 30, 2010 amounted to $2,612,186 compared to $2,380,733 for the three months ended November 30, 2009, an increase of $231,453 or 10%.  The personnel costs for the Current Quarter were attributed to the following operations: CIBT - $315,716 (compared to $398,273 in the Prior Quarter, a decrease of $82,557 or 21%); SSDC - $1,451,060 (compared to $1,691,412 in the Prior Quarter, a decrease of $240,352 or 14%); IRIX - $171,365 (compared to $158,653 in the Prior Quarter, an increase of $12,712 or 8%); Corporate - $133,186 (compared to $132,395 in the Prior Quarter, an increase of $791 or 1%); KIGC $ 540,859. The decreased personnel cost in CIBTs was a result of the streamlining the operations.  The decreased personnel cost in SSDCs operations was due to the effort of controlling staffing costs more strictly and the synergy between SSDC and KGIC.  The increased personnel cost in IRIXs operations was a result of annual salary increases.

Overall, general and administrative expenses for the quarter ended November 30, 2010 was $8,488,708 (which represented 64% of the total revenues) compared to $6,650,077 (which represented 57% of the total revenues) for the quarter ended November 30, 2009.

Stock-based Compensation

Stock-based compensation totaled $1,674 for the three months ended November 30, 2010, and $102,106 for the three months ended November 30, 2009, a 98% decrease.  Stock-based compensation is a result of the compensation expense in connection with the stock option grants during Fiscal 2009 and Fiscal 2010 being recognized and recorded in the current fiscal period.  The stock-based compensation expense from the stock option grants in Fiscal 2009 and Fiscal 2010 are being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options.  Stock-based compensation represents the estimated fair value of stock options granted and is a non-cash expense.  The decrease in stock-based compensation is due to a large number of options reaching the end of their vesting period and a reduction of the number of stock options issued over the two years prior to November 30, 2010.

Foreign Exchange Gain and Loss

The majority of the foreign exchange loss of $6,657 in the Current Quarter stems from the foreign currency translation of CIBTs integrated foreign operations in China.  In the prior comparative quarter, the Canadian dollar was appreciating against the Chinese RMB and the foreign currency translation of CIBTs integrated foreign operations in China resulted in a foreign exchange loss of $81,952 for the three month period ended November 30, 2009.  Since August 31, 2010, the Canadian dollar has been appreciating against the Chinese RMB and the foreign currency translation of CIBTs integrated foreign operations in China resulted in a foreign exchange loss for the three month period ended November 30, 2010.

CIBTs integrated foreign operations in China, which are denominated in Chinese RMB, are translated using the temporal method of foreign currency translation whereby foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

LIQUIDITY AND CAPITAL RESOURCES

The Companys operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at November 30, 2010, the Company had a working capital deficit of $2,472,062 (August 31, 2010 deficit of $1,836,438) and a net shareholders equity of $26,627,816 (August 31, 2010 $27,022,958).

During the three months ended November 30, 2010, the following major activities affected cash:

Sources of cash:

●	operations that generated $424,859 of cash

Uses of cash:

●	acquisition of capital assets for $82,359
●	advances to related parties of $38,608
●	advances to non-controlling partner amounting to $200,000
●	lease and loan repayments totaling to $172,287

The Companys overall cash position decreased by $316,985 during the three month period ended November 30, 2010, resulting in a consolidated cash balance of $11,194,850 as at November 30, 2010.

The following table details the Companys contractual obligations as at November 30, 2010.

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years

Long-term debt	$2,641,898	$2,605,174	$36,724	-	-

Capital lease obligations	$320,611	$97,801	$222,810	-	-

Operating leases	$11,395,761	$4,399,895	$6,021,036	$974,830	-

Total contractual obligations	$14,358,270	$7,102,870	$6,280,570	$974,830	-

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the Peoples Republic of China.  China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  This reserve is capped at 50 percent of a companys registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with Chinas State Administration of Taxation (SAT) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

As at November 30, 2010, a balance of $79,695 (August 31, 2010 $118,303) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $79,695 balance is comprised of $11,553 due to officers of the Company and $68,142 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2010, a balance of $143,721 (August 31, 2010 $143,721) was owing from the former President of SSDC.

During the period ended November 30, 2010, the Company and its subsidiaries incurred $391,500 (2009 $254,470) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Companys financial statements are prepared in accordance with Canadian GAAP, and the Companys significant accounting policies are disclosed in Note 2 of the audited consolidated annual financial statements for the twelve months ended August 31, 2010.  The following accounting policies are of particular importance in the presentation of the Companys financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT, SSDC, and KGIC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery.  If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Companys withdrawal and refund policy.  Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed.  If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Companys indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included managements estimate of projected cash flows for the Company.

The purchase price allocation used to determine the additions in fiscal 2010 for the acquisition of KGIC is preliminary and will be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates.  Goodwill is allocated as of the date of the business combination to the Companys reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (negative goodwill), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Companys reporting currency is Canadian dollars.  Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Companys integrated foreign operations are translated using the temporal method.  Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Companys self-sustaining foreign operations are translated using the current rate method.  Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Companys stock option plan.  The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model which utilized managements estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Companys stock.  The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities.  Some of these estimates are based on interpretations of existing tax laws or regulations.  The Companys effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

FUTURE ACCOUNTING STANDARDS

(a)	Recent Accounting Pronouncements

In December 2008, the CICA issued three new accounting standards:

(1)	Handbook Section 1582 Business Combinations

(2)	Handbook Section 1601 Consolidated Financial Statements

(3)	Handbook Section 1602 Non-Controlling interest

These three new accounting standards replaced Section 1581 Business Combinations and Section 1600 Consolidated Financial Statements.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 Business Combinations and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 Consolidated and Separate Financial Statements. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders equity on the balance sheet.  In addition the net earning will include 100% of the subsidiarys results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is in the process of evaluating the impact these standards will have on the Companys financial position and results of operations upon adoption.

In December 2009, the CICA issued Emerging Issues Committee Abstract (EIC) 175 Multiple Deliverable Revenue Arrangements, replacing EIC 142 Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985-605 (formerly Financial Accounting Standards Board Statement of Position 97-2) Software Revenue Recognition, as amended by Accounting Standards Update 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  The Company is in the process of evaluating the impact this standard will have on the Companys financial position and results of operations upon adoption.

(b)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadas own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Companys reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

●	Held-to-maturity investments measured at amortized cost using effective interest method;
●	Available-for-sale assets measured at fair value;
●	Assets and liabilities held-for-trading measured at fair value;
●	Loans and receivables measured at amortized cost using effective interest method; and
●	Other financial liabilities measured at amortized cost using effective interest method.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Companys financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Companys marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk

The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $166,000 and a weakening of 5% of the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

Credit risk

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at November 30, 2010 is reported net of allowance for bad debts of $596,929 (August 31, 2010 $451,691).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term installment loan.

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The following table summarizes the obligations of the Companys financial liabilities and operating commitments as at November 30, 2010:

	2010					Aug 31, 2010
	Less than 1 year	1 - 3 years	4 - 5 years	Greater than 5 years	Total	Total

Accounts payable and accrued liabilities	$5,105,348	$-	$-	$-	$5,105,348	$5,007,187
Income taxes payable	514,615	-	-	-	514,615	522,921
Capital leases	97,801	222,810	-	-	320,611	340,908
Long-term debt	2,605,174	36,724	-	-	2,641,898	2,793,888
Operating leases	4,399,895	6,021,036	974,830	-	11,395,761	11,419,233

	$12,722,833	$6,280,570	$974,830	$-	$19,978,233	$20,084,137

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a)	Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Companys management, including the Companys Chief Executive Officer and the Companys Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Companys disclosure controls and procedures.  Based on their evaluation, the Companys Chief Executive Officer and its Chief Financial Officer concluded that, as of November 30, 2010, and the date of this Managements Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Companys annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

(b)	Report of Management on Internal Control over Financial Reporting

The Companys management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Companys Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2010, based on the framework and criteria established in Internal Control Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published.  Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of November 30, 2010, the Company determined that there were control deficiencies that constituted a material weakness, as described below.

●
We have not tested the operating effectiveness of our controls over financial reporting.  During our review process we created and implemented new controls and procedures.  However due to time and staff constraints, we did not test our controls over financial reporting in accordance with COSO standards.  Since we have not satisfactorily tested our controls, we have determined that we were unable to conclude that our controls over financial reporting were effective.

●
As a result of the 2010 year end reporting process, management has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting including ineffective control over the financing reporting of purchase price allocations on business combinations; insufficient staffing in accounting and finance in business segments; and ineffective controls related to expenditure accruals.

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of November 30, 2010.

(c)	Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weakness as described above.  The Company has taken the following actions to improve internal controls over financial reporting:

●
During the remaining period through the year ending August 31, 2011, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended November 30, 2010.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended November 30, 2010 fairly present in all material respects and financial position and results of operations for the Company in conformity with generally accepted accounting principles.

There were no changes in the Companys internal controls over financial reporting during the three month period ended November 30, 2010 that have materially affected, or are reasonably likely to affect, the Companys internal controls over financial reporting.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT JANUARY 14, 2011

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agents warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010, November 30, 2010, and January 14, 2011	69,226,011	$47,709,836

Escrow shares

No escrow shares were issued and outstanding as at January 14, 2011.

Stock options

Details of options outstanding as at January 14, 2011 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

1,325,000	$0.58	February 19, 2011	0.22 years
100,000	$1.70	March 19, 2011	0.30 years
680,000	$2.00	March 19, 2011	0.30 years
200,000	$0.51	January 21, 2012	1.14 years
1,400,000	$1.53	June 21, 2012	1.56 years
70,000	$0.80	May 2, 2013	2.42 years
50,000	$0.60	August 8, 2013	2.69 years
100,000	$0.54	October 13, 2013	2.87 years

3,925,000	$1.19 Average Price

Share purchase warrants

The Company has no share purchase warrants outstanding at January 14, 2011.

The Companys share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2008	5,420,385	1.39	0.80 years

- warrants expired	(208,466)	0.75

Balance, August 31, 2009	5,211,919	1.43	0.38 years

- warrants issued	210,000	0.70
- warrants expired	(5,211,919)	1.62

Balance, August 31, 2010	210,000	0.70	0.18 years

- warrants expired	(210,000)	0.70

Balance, January 14, 2011	-	-